UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                   Name of Issuer: Xpedite Systems, Inc.

            Title of Class of Securities: Common Stock, $.01 par value

                             CUSIP No. 893929100

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                             Daniel N. Sang
                           c/o Paulson & Co., Inc.
                 277 Park Avenue, New York, New York 10172
                              (212) 350-5151

             (Date of Event Which Requires Filing Of This Statement)

                               February 3, 1998

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the
following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 893929100

1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person:

Paulson & Co. Inc.

2. Check the appropriate box if a member of a group:  a. [ X ]     b. [  ]

3.  SEC Use Only

4.  Source of Funds:
OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 0

8.  Shared Voting Power: 420,060

9.  Sole Dispositive Power: 0

10.  Shared Dispositive Power: 420,060

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 420,060

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11): 4.6%

14.  Type of Reporting Person:

CO


CUSIP No.: 893929100

1. Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person:

Paulson International Ltd.

2. Check the appropriate box if a member of a group:  a. [ X ]     b. [  ]

3.  SEC Use Only:

4.  Source of Funds:
OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization:  Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power: 0

8.  Shared Voting Power: 296,560

9.  Sole Dispositive Power: 0

10.  Shared Dispositive Power: 296,560

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 296,560

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

13.  Percent of Class Represented by Amount in Row (11): 3.3%

14.  Type of Reporting Person:

CO


The purpose of this Amendment No. 1 to the previously filed Schedule 13D is to report that the ownership interests of the Reporting Persons, Paulson & Co. Inc. ("PCI") and Paulson International Ltd. ("PIL"), in the Common Stock, $.01 par value, ("the Shares") of Xpedite Systems, Inc. (the "Issuer") have respectively decreased from 9.6% and 7.1% to 4.6% and 3.3% of the Shares outstanding. All terms not defined herein have the definitions given them in the original Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

Since the filing of the original Schedule 13D, (1) PCI has bought 1,900 Shares; and (2) PCI and PIL have respectively sold 442,540 and 346,290 Shares. All such shares were bought and sold on the open market. As of the date hereof, PCI is deemed to beneficially own 420,060 Shares, and PIL is deemed to beneficially own 296,560 Shares.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

As of the date hereof, PCI is deemed to be the beneficial owner of 420,060 Shares. Based on the Issuer's filing on Form 10-Q on November 14, 1997, as of November 7, 1997, there were 9,069,105 Shares outstanding. Therefore, PCI may be deemed to beneficially own 4.6% of the outstanding Shares. PIL by itself is deemed to be the beneficial owner of 296,560 Shares. Based on the Issuer's filing on Form 10-Q on November 14, 1997, PIL may be deemed to beneficially own 3.3% of the Issuer's outstanding Shares.

All the transactions in the Shares effected by PCI on behalf of PIL, PP and the managed accounts in the sixty days prior to February 3, 1998 through the date of this filing were effected in open market transactions and are set forth below:

                                                            Price Per Share
Date                 Shares Purchased or (Sold)         (excluding commission)

2/5/98                       (1,000)                           $33.5000
2/5/98                       (29,000)                          $33.2500
2/5/98                       (30,000)                          $33.0000
2/5/98                       (95,000)                          $32.8750
2/5/98                       (10,000)                          $32.8125
2/5/98                       (20,900)                          $32.7500
2/5/98                       (19,100)                          $32.6250
2/4/98                       (50,000)                          $31.5000
2/4/98                       (50,000)                          $32.7500
2/3/98                       (50,000)                          $31.4625
1/16/98                          900                           $26.7500
1/9/98                         1,000                           $28.7500
12/17/97                     (10,000)                          $29.2500


SIGNATURE

The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Paulson & Co. Inc.

/s/ John A. Paulson
By:________________
   John A. Paulson


Paulson International Ltd.

/s/ John A. Paulson
By:_________________
   John A. Paulson


February 5, 1998